UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

THE ACTIVE NETWORK, INC.

(Name of Subject Company (Issuer))

ATHLACTION MERGER SUB, INC.

ATHLACTION HOLDINGS, LLC

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND III, L.P.

VISTA EQUITY PARTNERS FUND IV, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

Brian Sheth

Athlaction Holdings, LLC

c/o Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach

Sarkis Jebejian

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,051,567,913	$133,441.94

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 63,264,368 shares of voting common stock, par value $0.001 per share, at an offer price of $14.50 per share. The transaction value also includes (i) 3,888,886 shares issuable pursuant to outstanding options with an exercise price less than $14.50 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $14.50 minus such exercise price and (y) dividing such product by the offer price of $14.50 per share, (ii) 2,809,190 shares issuable upon settlement of time based restricted stock units multiplied by the offer price of $14.50 per share, (iii) 645,131 shares issuable upon settlement of performance based restricted stock units multiplied by the offer price of $14.50 per share, (iv) 1,693,550 shares issuable upon settlement of market stock units multiplied by the offer price of $14.50 per share, and (v) an aggregate of 220,800 shares subject to outstanding purchase rights under the The Active Network, Inc. 2011 Employee Stock Purchase Plan multiplied by the offer price of $14.50 per share. The calculation of the filing fee is based on information provided by The Active Network, Inc. as of September 27, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $133,441.94	Filing Party: Athlaction Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: October 8, 2013

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (together with this Amendment No. 1 and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Athlaction Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), (iii) Vista Equity Partners Fund III, L.P., an affiliate of each of Parent and Purchaser (“VEPF III”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent and Purchaser (“VEPF IV”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of The Active Network, Inc., a Delaware corporation (the “Company”), at a price of $14.50 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 8, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 11. Additional Information.

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting a new subsection titled “Stockholder Litigation” after the paragraph under the heading “General” and before the heading “State Takeover Laws” and inserting the following two paragraphs as the only two paragraphs under the new heading “Stockholder Litigation”:

On October 4, 2013, a putative stockholder class action was filed in the Superior Court of the State of California, County of San Diego captioned D’Ambrosia v. The Active Network, Inc., et al., Case No. 37-2013-00070071-CU-BT-CTL, seeking to enjoin the Transactions, including the Offer and the Merger. The complaint names the Company and the members of the Company Board as defendants. The complaint also names Vista Equity Partners, Parent, and Purchaser as defendants. The complaint generally alleges, among other things, that the members of the Company Board breached their fiduciary duties to the Company’s stockholders by agreeing to sell the Company to Vista for an unfair price and pursuant to an unfair process, agreeing to certain provisions in the Merger Agreement that purportedly deter alternative bids for the Company, and putting their personal interests ahead of the interests the Company’s stockholders. The complaint also alleges that the Company and Vista aided and abetted the alleged breaches of fiduciary duty by the members of the Company Board. The complaint seeks injunctive relief, an award of attorneys’ fees and other fees and costs, in addition to other relief.

On October 8, 2013, a second putative stockholder class action complaint was filed in the Superior Court of the State of California, County of San Diego, captioned Bushansky v. The Active Network, Inc., et al., Case No. 37-2013-00070401-CU-SL-CTL, seeking to enjoin the Transactions, including the Offer and the Merger. The complaint names the Company and certain members of the Company Board as defendants. The complaint generally alleges, among other things, that the Company’s directors breached their fiduciary duties to the Company’s stockholders by, among other things, failing to take steps to maximize the value of the Company to its public stockholders, properly value the Company and protect against purported conflicts of interests in connection with the proposed sale of the Company. The complaint seeks, among other relief, injunctive relief, an award of attorneys’ fees and other costs and expenses and, in the event the proposed sale is consummated, rescission and compensatory damages.

Each of the Company, Parent, Purchaser and Vista believes the allegations against them in these complaints lack merit, and each of them intends to vigorously defend the actions. The foregoing description is qualified in its entirety by reference to the complaints which are filed as Exhibit (a)(5)(A) and Exhibit (a)(5)(B).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(A)	Class Action Complaint dated October 8, 2013 (Bushansky v. The Active Network, Inc., et al).

(a)(5)(B)	Class Action Complaint dated October 4, 2013 (D’Ambrosia v. The Active Network, Inc., et al).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATHLACTION MERGER SUB, INC.

By	/s/ James M. Ford
Name:	James M. Ford
Title:	Chief Executive Officer
Date:	October 10, 2013

ATHLACTION HOLDINGS, LLC

By	/s/ James M. Ford
Name:	James M. Ford
Title:	Chief Executive Officer
Date:	October 10, 2013

VISTA EQUITY PARTNERS FUND III, L.P.

By	Vista Equity Partners Fund III GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	October 10, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	October 10, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 8, 2013.*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Press Release issued by the Company on September 30, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 30, 2013).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 8, 2013.*

(a)(5)(A)	Class Action Complaint dated October 8, 2013 (Bushansky v. The Active Network, Inc., et al).

(a)(5)(B)	Class Action Complaint dated October 4, 2013 (D’Ambrosia v. The Active Network, Inc., et al).

(a)(8)	Joint Press Release issued by the Company, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on October 8, 2013.*

(b)(1)	Amended and Restated Debt Commitment Letter among Athlaction Holdings, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Bank of Montreal and BMO Capital Markets Corp., dated October 5, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 30, 2013).*

(d)(2)	Nondisclosure and Standstill Agreement, dated August 6, 2013, between The Active Network, Inc. and Vista Equity Partners III, LLC.*

(d)(3)	Limited Guarantee, dated as of September 28, 2013, delivered by Vista Equity Partners III, L.P. and Vista Equity Partners Fund IV, L.P. in favor of the Company.*

(d)(4)	Equity Commitment Letter, dated as of September 28, 2013, from Vista Equity Partners III, L.P. and Vista Equity Partners Fund IV, L.P. to Parent.*

(g)	None.

*	Previously filed.